United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 1, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 1-31, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Director/PDMR Shareholding	March 3, 2026
Director/PDMR Shareholding	March 16, 2026
Director/PDMR Shareholding	March 20, 2026
Director/PDMR Shareholding	March 24, 2026
Director/PDMR Shareholding	March 27, 2026
Total Voting Rights and Capital	April 1, 2026

March 03, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 9,986.996 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $109.580	9,500
		USD $108.590	486.00
		USD $108.550	0.996

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 9,986.996 Ordinary Shares Weighted Average Price: USD $109.532 Aggregated Price: USD $1,093,892.8558
e)	Date of the transaction	2026-03-02
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

March 16, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 86,680 Ordinary Shares following the vesting of Performance Share Units ("PSUs") granted under the terms of the Company's Long-Term Incentive Plan 2023 ("LTIP"), resulting in the issue of 86,680 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	86,680

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 86,680 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 40,863 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 86,680 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	40,863

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 40,863 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $4,121,936.622300
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 5,556 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 5,556 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	5,556

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5,556 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5,556 Ordinary Shares on a discretionary basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	5,556

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5,556 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $560,445.387600
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 11,789 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 11,789 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	11,789

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 11,789 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5,558 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 11,789 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	5,558

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5,558 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $560,647.131800
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Francesca Faure
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 1,685 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 1,685 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,685

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1,685 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 7,606 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 7,606 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,606

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7,606 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,586 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 7,606 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	3,586

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3,586 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $361,727.350600
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France and Northern Europe Business Units
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 13,642 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 13,642 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,642

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 13,642 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 6,432 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 13,642 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	6,432

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6,432 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $648,809.347200
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 10,497 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 10,497 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,497

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,497 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,949 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 10,497 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	4,949

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4,949 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $499,216.022900
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 10,854 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 10,854 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,854

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,854 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5,117 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 10,854 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	5,117

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5,117 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $516,162.535700
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 10,883 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 10,883 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,883

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,883 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 10,883 Ordinary Shares on a discretionary basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	10,883

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,883 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: USD $1,097,791.064300
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	John Galvin
2	Reason for notification
a)	Position / status	General Manager, Germany Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 9,485 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 9,485 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,485

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 9,485 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,518 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 9,485 Ordinary Shares on 13 March 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	4,518

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4,518 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: $455,740.147800
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 10,119 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 10,119 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,119

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,119 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	An Vermeulen
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 2,174 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2023 (“LTIP”), resulting in the issue of 2,174 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	2,174

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2,174 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,300 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 2,174 Ordinary Shares on 13 March 2026
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $100.872100	1,300

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1,300 Ordinary Shares Weighted Average Price: USD $100.872100 Aggregated Price: $131,133.730000
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

March 20, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.739450 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.297798	2.0397
		USD $0.00	1.69975

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.739450 Ordinary Shares Weighted Average Price: USD $52.526072 Aggregated Price: USD $196.418619
e)	Date of the transaction	2026-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.739450 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.297798	2.0397
		USD $0.00	1.69975

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.739450 Ordinary Shares Weighted Average Price: USD $52.526072 Aggregated Price: USD $196.418619
e)	Date of the transaction	2026-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.739450 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.297798	2.0397
		USD $0.00	1.69975

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.739450 Ordinary Shares Weighted Average Price: USD $52.526072 Aggregated Price: USD $196.418619
e)	Date of the transaction	2026-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.04822 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.297800	2.04822

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.04822 Ordinary Shares Weighted Average Price: USD $96.297800 Aggregated Price: USD $197.239080
e)	Date of the transaction	2026-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France-Benelux-Nordics
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.739450 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.297798	2.0397
		USD $0.00	1.69975

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.739450 Ordinary Shares Weighted Average Price: USD $52.526072 Aggregated Price: USD $196.418619
e)	Date of the transaction	2026-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.739450 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.297798	2.0397
		USD $0.00	1.69975

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.739450 Ordinary Shares Weighted Average Price: USD $52.526072 Aggregated Price: USD $196.418619
e)	Date of the transaction	2026-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

March 24, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Mary Harris
2	Reason for notification
a)	Position / status	Non-executive Director
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1,250 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		EUR €81.60	1,250

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1,250 Ordinary Shares Weighted Average Price: EUR €81.60 Aggregated Price: EUR €102,000.00
e)	Date of the transaction	2026-03-23
f)	Place of the transaction	Euronext Amsterdam (XAMS)

March 27, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 27,642 Ordinary Shares under the terms of the Company's Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	27,642

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 27,642 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 18,674 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	18,674

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 18,674 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Francesca Faure
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 14,544 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	14,544

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 14,544 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 18,180 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	18,180

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 18,180 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France and Northern Europe Business Units
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 21,612 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	21,612

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 21,612 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 18,362 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	18,362

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 18,362 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 17,194 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	17,194

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 17,194 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 19,512 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	19,512

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 19,512 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	John Galvin
2	Reason for notification
a)	Position / status	General Manager, Germany Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 18,246 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	18,246

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 18,246 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Gareth McGeown
2	Reason for notification
a)	Position / status	General Manager, Australia, Pacific and South East Asia
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 23,390 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	23,390

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 23,390 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 17,206 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	17,206

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 17,206 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	An Vermeulen
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 15,842 Ordinary Shares under the terms of the Company’s Long Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 26 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,842

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 15,842 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-03-26
f)	Place of the transaction	Outside of a trading venue

April 01, 2026

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 March 2026, Coca-Cola Europacific Partners plc had 446,057,946 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 446,057,946 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA's Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 1, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary